27 June 2002

For Announcement to the Market

Shareholder Meeting Results - BHP Billiton Limited and BHP Billiton Plc

I advise that the business considered at the meetings of shareholders of BHP Billiton Limited and BHP Billiton Plc held on 26 June 2002 was passed by the required majorities of both shareholders and votes.

Final approval for the Scheme of Arrangement will be sought from the Federal Court of Australia on Monday 1 July 2002.

The final proxy position for each company is detailed in Appendix 1. A poll was conducted on each of the proposed resolutions. The poll results were:

BHP Billiton Limited - General Meeting
Business	Votes For	Votes Against	Votes Abstain *	Results
To approve the Capital Reduction Resolution	1,491,771,743	6,309,829	Nil	Carried
To approve the Bonus Issue Resolution	1,465,717,245	7,357,456	Nil	Carried

BHP Billiton Limited - Scheme Meeting of Fully Paid Shareholders
Business	Votes For	Votes Against	Votes Abstain *	Results
To approve the Scheme	1,365,286,726	6,797,932	Nil	Carried

BHP Billiton Limited - Scheme Meeting of Partly Paid Shareholders
To approve the Scheme	74,324	0	Nil	Carried

BHP Billiton Plc - Extraordinary General Meeting of Shareholders
To approve the demerger of BHP Steel and to authorise a bonus issue	1,149,129,815	30,672,863	Nil	Carried

* Where a proxy donee is instructed to abstain from voting on an item of business on a poll, no vote is cast on the poll. Refer Appendix 1 for the number of proxy votes in respect of which the appointments specified that the proxy was to abstain on the resolution.

K J Wood

Company Secretary

Final Proxy Position

BHP Billiton Limited - General Meeting
To approve the Capital Reduction Resolution
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 535 219 521
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 369 511 898
♦ was to vote against the resolution	6 183 936
♦ was to abstain on the resolution	39 124 673
may vote at the proxy's discretion	120 399 014

To approve the Bonus Issue Resolution
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 535 224 542
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 343 584 214
♦ was to vote against the resolution	7 215 237
♦ was to abstain on the resolution	64 128 303
may vote at the proxy's discretion	120 296 788

BHP Billiton Limited - Scheme Meeting of Fully Paid Shareholders
To approve the Scheme
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 408 925 418
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 206 753 878
♦ was to vote against the resolution	6 672 996
♦ was to abstain on the resolution	38 825 907
may vote at the proxy's discretion	156 672 637

Final Proxy Position (cont'd)

BHP Billiton Limited - Scheme Meeting of Partly Paid Shareholders
To approve the Scheme
Þ Total number of proxy votes exercisable by all proxies validly appointed	55 431
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	55 431
♦ was to vote against the resolution	Nil
♦ was to abstain on the resolution	Nil
may vote at the proxy's discretion	Nil

BHP Billiton Plc - Extraordinary General Meeting of Shareholders
To approve the demerger of BHP Steel and to authorise a bonus issue
Þ Total number of proxy votes exercisable by all proxies validly appointed	1 187 732 276
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1 146 966 445
♦ was to vote against the resolution	30 664 863
♦ was to abstain on the resolution	7 960 348
may vote at the proxy's discretion	2 140 620
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia